April 20, 1994


Mr. Charles Ellis
John Wiley & Sons, Inc.
605 Third Avenue
New York, New York  10158-001

Dear Mr. Ellis:

    I have received your correspondence of April 6, in which you indicate that the Wiley Board's Committee on Directors may wish to review the five individuals we have submitted to the Company for nomination as Wiley Directors. We would certainly be open to participation in an equitable process for reviewing individuals for nomination to the Company's Class A slate.

    We understand that the Wiley Board and its Committee on Directors currently have a process for reviewing potential Board candidates. Based on our discussions, however, we do not believe that the present process provides a sufficiently direct say to Wiley's Class A holders in determining who will represent them on the Board. We believe that the present circumstances call for augmenting the Company's existing procedures.

    We would like to establish a process that deals fairly with board suggestions that are initiated by Class A shareholders, and that gives Class A shareholders a real voice in determining how such suggestions, once made, are ultimately acted upon. This was our goal in proposing a consolidated ballot process. This goal, moreover, takes on elevated importance at Wiley since, aside from the election of five directors (which comprise only one-third of the Board), the Class A shareholders have no other formal say in the Company's affairs.

    Under the consolidated ballot approach, the process of reviewing potential nominees suggested by Class A shareholders would start with the Company's usual internal review. But the Class A shareholders, and not the Board, would ultimately arbitrate director selection, should the Class A shareholders disagree with the outcome of the Company's internal review process. As far as we can see, there are no internal obstacles or external regulatory barriers that would preclude this approach at Wiley.

    Following, however, your rejection of our proposal for a consolidated ballot process, and your rejection also of our previous request that the Board extend the deadline for notice of director nominations by Class A shareholders, we were left with no choice but to avail ourselves of the right afforded all Class A shareholders--which is set out in the Company's bylaws and which has been in place since the Company's dual class share structure was established in 1982--to nominate directors for election to the Board by Class A shareholders. Our goal in making these nominations is to provide shareholders with meaningful direct input into the director selection process and with a real choice in the election of directors.

    Your letter of April 6 leaves us hopeful that we can move to establish a mutually acceptable process for reviewing Class A sponsored director candidates at Wiley. If such a process is developed, it would be appropriate to engage in a detailed review of our nominees. Until then, we intend to pursue the process that the Company has provided Class A shareholders in its bylaws to nominate and elect their own director candidates.

    We would like to set up a meeting to discuss these issues. In this connection, please feel free to contact me or my colleague, Doug Bratton, at any time. And, of course, members of the Wiley
Board are welcome to do the same.

                                        Sincerely yours,



                                        Thomas M. Taylor